Exhibit 99.2

Silicon Motion Appoints Jason Tsai as Chief Financial Officer

TAIPEI, Taiwan and MILPITAS, Calif., October 31, 2024 –Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices, today announced, following a search process, that Jason Tsai, currently the Interim Chief Financial Officer and VP of Investor Relations and Finance of the Company, has been appointed the Chief Financial Officer, effective October 28, 2024. Mr. Tsai has served as our Interim CFO since April 25, 2024.

Wallace Kou, Chief Executive Officer of Silicon Motion, said, “Jason has made innumerable contributions to the strong performance of our finance team and the financial results of the Company in his previous roles as Interim CFO and VP of Investor Relations and Finance. After a six-month search, our Board unanimously resolved that with his long history with the Company and his in-depth knowledge of our business, our customers and our industry, Jason is the ideal choice to help align our long-term strategy with our strong financial performance and operational excellence in the years ahead.”

“I am excited for this opportunity to help Silicon Motion through its next chapter,” said Jason Tsai. “I believe that the Company is poised for significant growth as it extends its market leading position in its current markets and capitalize on its new and growing opportunities in the enterprise storage market.”

Jason has over 25 years of finance leadership experience in the semiconductor, hardware and software (SaaS) sectors. Prior to rejoining Silicon Motion last year, he held finance leadership positions at Zendesk and Synaptics and brings an extensive background in financial planning, treasury, capital markets, investor relations and strategic planning.

ABOUT SILICON MOTION:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customer’s business taking into account the ongoing U.S.-China tariffs and trade disputes; the uncertainties associated with any future global or regional pandemic; the continuing tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2024. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Tom Sepenzis

Senior Director of IR & Strategy

E-mail: tsepenzis@siliconmotion.com

Selina Hsieh

Investor Relations

ir@siliconmotion.com